Exhibit 99.9

KPMG LLP 205-5th Avenue SW Suite 2700, Bow Valley Square 2 Calgary AB T2P 4B9	Telephone (403) 691-8000 Fax (403) 691-8008 www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Penn West Petroleum Ltd.

We consent to the incorporation by reference in the registration statement (No. 33-171675) on Form F-3 of Penn West Petroleum Ltd. of our reports dated March 13, 2013, on:

•	the consolidated financial statements which comprise the consolidated balance sheets as at December 31, 2012 and December 31, 2011, the consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information; and

•	the effectiveness of internal control over financial reporting as of December 31, 2012,

which reports appear in the annual report on Form 40-F of Penn West Petroleum Ltd. for the year ended December 31, 2012, and further consent to the use of such reports in such annual report on Form 40-F.

Chartered Accountants

March 14, 2013

Calgary, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

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